August 11, 2005


By facsimile to (949) 660-9010 and U.S. Mail


Mr. Sean Philip Watkinson
President, Secretary, and Treasurer
Maneki Mining Inc.
4462 John Street
Vancouver, British Columbia, Canada V5V 3X1

Re:	Maneki Mining Inc.
	Pre-effective Amendment 1 to Registration Statement on Form
SB-2
	Filed August 3, 2005
File No. 333-125898

Dear Mr. Watkinson:

	We reviewed the filing and have the comments below. Unless indicated otherwise, our page references are to the filing`s courtesy copy.

1. Provide updated financial statements. Specifically, you should include interim financial statements for the period ended June 30, 2005. See Item 310(g) of Regulation S-B.

2. Move the paragraph after the eighteenth risk factor and before "Forward-Looking Statements" on page 11 to the prospectus` outside back cover page. See Item 502(b) of Regulation S-B.

Description and Location of the Poison Gulch mineral claims, page
22

3. Refer to prior comment 22 and the disclosure in this subsection`s fourth paragraph that Mr. E.B. Ekren performed a 1997 geological evaluation. If available to Maneki Mining, furnish us a complete copy of Mr. Ekren`s evaluation. See paragraph (c)(2) of Industry
Guide 7.

Recommendations, page 26

4. We note that the estimated cost for phase one of US$41,932, for phase two of US$107,908, and for phase three of US$116,999 differ from the estimated cost for phase one of $41,932, for phase two of $1116,999 (sic), and for phase three of $115,999 on page 1 of the geologic report prepared by Mr. Doyle Kenneth Brook that you provided us in response to prior comment 27. Please reconcile.

Plan of Operations, page 27

5. Disclosure in this section`s first paragraph that the total cost of phase one is estimated at $30,564 differs from disclosure in the second paragraph under "Recommendations" that the estimated cost for phase one is US$41,932. For greater clarity, disclose dollar amounts relating to your exploration program in the same currency throughout the prospectus. For example, if you use US dollars in one place, do so throughout the prospectus.

6. In the last paragraph on page 28 that carries over to page 29, state the estimated cost of phase three.

Recent Sales of Unregistered Securities, page 48

7. The disclosure that Maneki Mining relied on section 4(2) of the Securities Act in issuing shares of common stock to Messrs. Sean
Philip Watkinson and Mark Hammer differs from the disclosure on pages
30-31 that Maneki Mining relied on Regulation S. Please reconcile.

Exhibit 5.1

8. Refer to prior comment 43. Request counsel to explain to us why he believes that reliance only on review of the written consent of the sole director to corporate action is a sufficient basis for rendering the legality opinion.

9. Refer to prior comment 44 and the assumptions under (iv) and
(v)
in the third paragraph. Since it is inappropriate for counsel to include assumptions that are too broad or that assume any of the material facts underlying the opinion or facts that are readily ascertainable, give us an explanation and support for the assumptions cited. Alternatively, delete the assumptions.


10. Delete the sixth paragraph`s first sentence in which counsel disclaims "any obligation to inform you of any facts, circumstances, events, or developments which hereafter may be brought to our attention and which may alter, affect, or modify the opinion." Alternatively, you must file a new opinion immediately before the registration statement`s effectiveness.

11. Refer to prior comment 47. As noted previously, counsel must consent also to being named in the registration statement. Please revise the eighth paragraph.

Exhibit 23. 2

12. Refer to prior comment 49. As noted previously, Mr. Doyle Kenneth Brook Jr. must consent to being named as an expert in the registration statement, and the consent must state expressly that Mr.
Brooks consents to the quotation or summarization of his report in the registration statement. As drafted, the consent satisfies neither requirement of Rule 436(a) of Regulation C under the Securities Act. Further, the consent must have a current date. Please revise.

13. Refer to prior comment 50.  As noted previously, paragraph
(b)(7)
of Industry Guide 7 specifies that technical studies should not be filed as an exhibit to the registration statement. As requested previously, delete in its entirety paragraph 10 of exhibit 23.2.

Closing

	File an amendment to the SB-2 in response to the comments. To expedite our review, Maneki Mining may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Maneki Mining thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Maneki Mining and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Maneki Mining requests acceleration of the registration statement`s effectiveness, Maneki Mining should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Maneki Mining from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

* Maneki Mining may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United
States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Maneki Mining provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Patricia
A.
Armelin, Staff Accountant, at (202) 551-3747 or Jeanne K. Baker, Assistant Chief Accountant, at (202) 551-3691. You may direct questions on other comments and disclosure issues to Edward M. Kelly,
Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief


cc:	Thomas E. Stepp, Esq.
	Stepp Law Group
	32 Executive Park, Suite 105
	Irvine, CA 92614-6742



Mr. Sean Philip Watkinson
August 11, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE